Filed by Trulia, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Market Leader, Inc.

Commission File No.: 000-51032

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 7, 2013 (the “Merger Agreement”), by and among Trulia, Inc. (“Trulia”), Market Leader, Inc. (“Market Leader”) and Mariner Acquisition Corp., a wholly owned subsidiary of Trulia.

Global e-mail from Peter Flint to all Trulia employees.

Good Morning Trulians,

I am very excited to announce a landmark event for our company. We have entered into a definitive agreement to acquire Market Leader, the leading provider of Software as a Service (SaaS)-based customer relationship management (CRM) software for the real estate sector.

This acquisition is all about helping one of our key customer groups – real estate agents, brokerages, and franchisors – succeed. Real estate professionals are looking for more comprehensive tools to help grow their business and convert more leads into new customers. Market Leader’s leading agent productivity tools will help us address this need, offer even more value to real estate professionals, and make our existing Trulia products more valuable. Market Leader also has deep partnerships with leading franchise brands such as Keller Williams, Century 21, and many regional independent brokerages that will provide value to even more agents and solidify our position as a key partner to the industry.

Based in Seattle, Market Leader has about 300 talented employees who will join our company upon close of the deal in roughly the third quarter of 2013. Just like Trulia, Market Leader has a talented and energetic team that will be a wonderful cultural fit. We are two rapidly growing companies, whose products are complementary. Our opportunities as separate companies are big. Our opportunity as a combined company is enormous!

The combined company will have approximately 46,000 premium subscribers. We believe that adding Market Leader to Trulia will springboard us on a path to category leadership. We expect the transaction will provide meaningful value to shareholders and create growth opportunities for employees across both companies.

Because we are both publicly traded companies, what I can elaborate on here is limited, and I will share our strategy behind this acquisition with you at today’s all hands meeting. In the meantime, please read the press release (copied below). We plan to gather as a company at 1:00 pm ET/10 am PT as a company to discuss what this means for you and our business. If you have questions in the meantime, feel free to reach out to questions@trulia.com.

You should all feel very proud of the work we’ve done to enable this new growth opportunity. Together, we will solidify our leadership position and move even more quickly to revolutionize online real estate. I am looking forward to sharing more details during our all hands meeting later today.

Cheers - Pete

Trulia to Acquire Market Leader, Combining Trulia’s Massive Consumer Audience with the Leading Comprehensive SaaS Solution for the Real Estate Industry

Transformative deal aims to deliver unprecedented functionality and create more value for franchisors, brokerages, agents and consumers

•	Combined company will have approximately 46,000 premium subscribers, more than any other online real estate marketplace.

•	Transaction will allow Trulia, Market Leader and their customers to be best positioned for the housing recovery and the technological transformation of the consumer-agent relationship.

•	Combined company’s unprecedented functionality will serve the entire customer chain in the $24 billion real estate marketing and software market.

SAN FRANCISCO, CA & KIRKLAND, WA—MAY 8, 2013—Trulia, Inc. (NYSE: TRLA, “Trulia”), a leading online marketplace for homebuyers, sellers, renters and real estate professionals, announced today that it has entered into a definitive agreement to acquire Market Leader, Inc. (NASDAQ: LEDR, “Market Leader”), a leading provider of Software as a Service (SaaS)-based customer relationship management (CRM) software for the real estate sector, for approximately $355 million, or an implied price of $11.33 per share (based on Trulia’s closing share price on Tuesday, May 7, 2013). Market Leader’s shareholders will receive $6.00 in cash and 0.1553 shares of Trulia’s common stock for each share of Market Leader common stock under the terms of the agreement that was unanimously approved by the boards of directors of both companies. The purchase price represents an 18% premium to Market Leader’s closing share price of $9.61 on Tuesday, May 7, 2013.

“Our acquisition of Market Leader will create unprecedented value for our customer base while also accelerating our growth,” said Pete Flint, Chief Executive Officer of Trulia. “Marrying our 31 million – and increasing – monthly unique visitors with Market Leader’s robust offerings and extensive partnerships with leading real estate franchisors and brokerages creates a company that will play an even more integral role driving value to the real estate industry. Together, we will help brokerages and franchisors enhance the productivity of their agents by offering them the most comprehensive, end-to-end solution via web and mobile devices. Our combined platform also will enable agents to increase their follow-up capabilities, engagement with clients and the return on investment on their leads.”

A real estate industry leader for more than a decade, Market Leader partners with major real estate brokerages and franchisors to help their agents build their personal reputations, manage their leads, and ultimately convert those leads into closings. Market Leader is a rapidly growing company and its products are complementary to those offered by Trulia.

“Market Leader has great products for agents, brokerage companies, and franchise organizations and is an excellent strategic fit for Trulia,” said Mr. Flint. “Market Leader stands alone as a clear leader in the highly fragmented real estate software sector. The company has an existing and proven revenue stream that grew approximately 32% in 2012, the second consecutive year of growth of over 30%. The combination also offers numerous opportunities to cross-promote the two companies’ products, deliver integrated products and services, and leverage complementary sales teams and processes. We are also executing this acquisition at what we view as an attractive valuation for both companies’ shareholders, while retaining sufficient financial capacity to pursue additional growth initiatives.”

The transaction will result in a combined platform that creates value for the entire real estate market, from consumers to brokerages, agents and franchisors.

Benefits for Franchisors and Brokerages:

•

Today, Market Leader and Trulia each have deep partnerships with hundreds of real estate brokerages and franchisors. Market Leader’s SaaS solution allows franchisors and brokerages to provide leading-edge productivity and daily workflow tools to their agents, while Trulia’s broker and franchisor partnerships help agents close more business by promoting their listings and generating leads from Trulia’s transaction-ready consumer audience.

Benefits for Real Estate Agents:

•

Real estate agents will now benefit from the industry’s first end-to-end solution. As the Trulia and Market Leader products integrate over time following the acquisition, agents will have unmatched data, combined with leading edge tools for working with consumers to help them find the home of their dreams. Agents that use the combined platform will realize that every lead will become more valuable and the agent will have greater visibility into the value of the lead.

Benefits for Consumers:

•

Real estate consumers will benefit from improved responsiveness and better service from the agents with whom they work. Trulia anticipates that increased agent responsiveness will result in more consumer delight on Trulia’s web and mobile properties.

“Attracting buyers and sellers and servicing them from research to closing in today’s market requires agents to have the most comprehensive end-to-end solution available on the web and mobile,” said Market Leader President and Chief Executive Officer Ian Morris. “Market Leader and Trulia have highly complimentary offerings and cultures and we believe this combination will be a big win for our customers, our employees, and our shareholders. The Market Leader team and I are excited to join Trulia and jointly pursue the many growth opportunities before us.”

The acquisition is subject to the approval of the holders of a majority of the shares of Market Leader’s common stock, as well as customary closing conditions, including regulatory approvals. The transaction is expected to be completed during the third quarter of 2013. J.P. Morgan is acting as the exclusive financial advisor to Trulia and Wilson Sonsini Goodrich & Rosati is serving as legal counsel. GCA Savvian Advisors, LLC is acting as the exclusive financial advisor to Market Leader, with Perkins Coie LLP serving as legal counsel.

The combined company will be headquartered in San Francisco, CA, with the Market Leader offices in Kirkland, WA continuing to be innovation and sales hubs for SaaS-based CRM. Market Leader will operate as a wholly-owned subsidiary of Trulia.

Conference Call Details

Trulia will hold a conference call on Wednesday, May 8, at 8 a.m. Eastern Time to discuss its planned acquisition of Market Leader. Pete Flint, Chief Executive Officer, and Sean Aggarwal, Chief Financial Officer, will host the conference call.

The live webcast of the conference call will be available on the Trulia Investor Relations website at http://ir.Trulia.com/. A live dial-in will be available at 866-318-8619, or internationally at 617-399-5138, using passcode 38065785. Following the completion of the call, a recorded replay of the webcast will be available on the Trulia Investor Relations website for one year. A telephone replay of the call will be available at 888-286-8010, or internationally at 617-801-6888, using passcode 49268308, until May 15, 2013.

About Trulia

Trulia, Inc. (NYSE: TRLA) gives home buyers, sellers, owners, and renters the inside scoop on properties, places, and real estate professionals. Trulia has unique info on the areas people want to live that can’t be found anywhere else: users can learn about agents, neighborhoods, schools, crime, commute times, and even ask the local community questions. Real estate professionals use Trulia to connect with millions of transaction-ready buyers and sellers each month via our hyper local advertising services, social recommendations, and top-rated mobile real estate apps. Trulia is headquartered in downtown San Francisco. Trulia is a registered trademark of Trulia, Inc.

About Market Leader

Market Leader, founded in 1999, provides innovative online technology and marketing solutions for real estate professionals across the United States and Canada. The company serves more than 135,000 real estate agents, brokerages and franchisors, offering complete end-to-end solutions that enable them to grow and manage their businesses. Market Leader’s subscription-based real estate marketing software and services helps customers generate a steady stream of prospects, plus provides the systems and training they need to convert those prospects into clients. In addition, the company’s national consumer real estate sites, including www.realestate.com, give its customers access to millions of future home buyers and sellers, while providing consumers with free access to the information they seek.

For more information on Market Leader visit www.MarketLeader.com.

Contacts

Ian Lee, 415-400-7238 (Investor Relations)

ir@trulia.com

Ken Shuman, 415-517-7211 (Media)

pr@trulia.com

Cautionary Note Regarding Forward-Looking Statements and Other Matters

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Trulia’s and Market Leader’s expectations, strategy, plans or intentions. Trulia’s and Market Leader’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including but not limited to: the risk that Market Leader shareholders may fail to approve the merger agreement; the risk that required governmental approvals for the merger will not be obtained; the risk that Trulia and Market Leader will be unable to consummate the merger on the terms set forth in the merger agreement for any reason; the risk that the businesses will not be integrated successfully; the risk that synergies will not be realized or realized to the extent anticipated; the risk that Trulia following merger will not realize on its financing or operating strategies; the risk that litigation in respect of either company or the merger could arise; and the risk that disruption caused by the merger that make it difficult to maintain certain strategic relationships.

The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in each of Trulia’s and Market Leader’s filings with the Securities and Exchange Commission, including, with respect to Trulia, its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on March 4, 2013, and with respect to Market Leader, its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on March 15, 2013, any subsequent reports filed with the Securities and Exchange Commission by either of Trulia and Market Leader, and those risks and uncertainties that will be discussed in the Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission at a future date by Trulia and the proxy statement/prospectus to be filed by Market Leader and Trulia. The forward-looking statements in this press release are based on information available to Trulia and Market Leader as of the date hereof, and each of Trulia and Market Leader disclaims any obligation to update any forward-looking statements, except as required by law.

This press release is being made in respect of a proposed business combination involving Trulia and Market Leader. In connection with the proposed transaction, Trulia will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes the preliminary proxy statement of Market Leader and that will also constitute a prospectus of Trulia. The information in the preliminary proxy statement/prospectus will not be complete and may be changed. Trulia may not sell the common stock referenced in the preliminary proxy statement/prospectus until the Registration Statement on Form S-4 filed with the Securities and Exchange Commission becomes effective. The preliminary proxy statement/prospectus and this press release do not constitute a solicitation of any vote or approval, are not offers to sell Trulia securities and are not soliciting an offer to buy Trulia securities in any state where the offer and sale is not permitted.

The definitive proxy statement/prospectus will be mailed to shareholders of Market Leader. TRULIA AND MARKET LEADER URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement on Form S-4 and the definitive proxy statement/prospectus (when available) and other documents filed with the Securities and Exchange Commission by Trulia and Market Leader through the web site maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of the Registration Statement on Form S-4 and definitive proxy statement/prospectus (when available) and other documents filed by Trulia with the Securities and Exchange Commission can also be obtained on Trulia’s website at www.Trulia.com. Free copies of the definitive proxy statement/prospectus (when available) and other documents filed by Market Leader with the Securities and Exchange Commission can also be obtained on Market Leader’s website at www.MarketLeader.com.

Trulia, Market Leader and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the Securities and Exchange Commission, be considered participants in the solicitation of Market Leader shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus described above when it is filed with the Securities and Exchange Commission. Additional information regarding Trulia’s executive officers and directors is included in Trulia’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 26, 2013, as amended on April 29, 2013, and additional information regarding Market Leader’s executive officers and directors is included in Market Leader’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 15, 2013. You can obtain free copies of these documents from Trulia or Market Leader using the contact information below.